**DOC ID ----> 201820702852**



| DATE | DOCUMENT ID | DESCRIPTION | FILING | EXPED | CERT | COPY |
|------|-------------|-------------|--------|-------|------|------|
| 07/27/2018 | 201820702852 | DOMESTIC FOR PROFIT LLC - ARTICLES OF ORG (LCP) | 99.00 | 0.00 | 0.00 | 0.00 |

**Receipt**

This is not a bill. Please do not remit payment.

REGISTERED AGENTS INC
6545 MARKET AVENUE N., STE 100
NORTH CANTON, OH 44721

# STATE OF OHIO
## CERTIFICATE

### Ohio Secretary of State, Jon Husted
#### 4213755

It is hereby certified that the Secretary of State of Ohio has custody of the business records for

**BREWRIVER DEERFIELD LLC**

and, that said business records show the filing and recording of:

Document(s)                                                          Document No(s):

**DOMESTIC FOR PROFIT LLC - ARTICLES OF ORG**        **201820702852**
**Effective Date:   07/27/2018**



United States of America
State of Ohio
Office of the Secretary of State

Witness my hand and the seal of the Secretary of State at Columbus, Ohio this 27th day of July, A.D. 2018.

*Jon Husted*

**Ohio Secretary of State**

DOC ID ----> 201820702852

Date Electronically Filed: 7/26/2018



# JON HUSTED
Ohio Secretary of State

Toll Free: (877) SOS-FILE  (877-767-3453)  |  Central Ohio: (614) 466-3910
www.OhioSecretaryofState.gov  |  busserv@OhioSecretaryofState.gov
File online or for more information: www.OHBusinessCentral.com

For screen readers, follow instructions located at this path.

# Articles of Organization for a Domestic Limited Liability Company
## Filing Fee: $99
## Form Must Be Typed

**CHECK ONLY ONE (1) BOX**

(1)  Articles of Organization for Domestic
⦿ For-Profit Limited Liability Company
(115-LCA)

(2)  Articles of Organization for Domestic
☐ Nonprofit Limited Liability Company
(115-LCA)

Name of Limited Liability Company  BREWRIVER DEERFIELD LLC

(Name must include one of the following words or abbreviations:
"limited liability company," "limited," "LLC," "L.L.C.," "ltd.," "or "ltd".)

**Optional:**  Effective Date (MM/DD/YYYY) 7/27/2018   (The legal existence of the corporation begins upon the filing of the articles or on a later date specified that is not more than ninety days after filing.)

**Optional:**  This limited liability company shall exist for   PERPETUAL
Period of Existence

**Optional:**  Purpose

ANY LAWFUL PURPOSE

** **Note for Nonprofit LLCs**
The Secretary of State does not grant tax exempt status. Filing with our office is not sufficient to obtain state or federal tax exemptions. Contact the Ohio Department of Taxation and the Internal Revenue Service to ensure that the nonprofit limited liability company secures the proper state and federal tax exemptions. These agencies may require that a purpose clause be provided. **

# Original Appointment of Statutory Agent

The undersigned authorized member(s), manager(s) or representative(s) of

BREWRIVER DEERFIELD LLC

(Name of Limited Liability Company)

hereby appoint the following to be Statutory Agent upon whom any process, notice or demand required or permitted by statute to be served upon the corporation may be served. The complete address of the agent is:

NORTHWEST REGISTERED AGENT SERVICE, INC.

(Name of Statutory Agent)

6545 MARKET AVE. NORTH STE 100

(Mailing Address)

| NORTH CANTON | OH | 44721 |
|---|---|---|
| (Mailing City) | (Mailing State) | (Mailing ZIP Code) |

## Acceptance of Appointment

The Undersigned, NORTHWEST REGISTERED AGENT SERVICE, INC. , named herein as the

(Name of Statutory Agent)

Statutory agent for BREWRIVER DEERFIELD LLC

(Name of Limited Liability Company)

hereby acknowledges and accepts the appointment of statutory agent for said limited liability company.

Statutory Agent Signature TOM GLOVER

(Individual Agent's Signature / Signature on Behalf of Business Serving as Agent)

**By signing and submitting this form to the Ohio Secretary of State, the undersigned hereby certifies that he or she has the requisite authority to execute this document.**

**Required**

Articles and original appointment of agent must be signed by a member, manager or other representative.

If the authorized representative is an individual, then they must sign in the "signature" box and print his/her name in the "Print Name" box.

If the authorized representative is a business entity, not an individual, then please print the entity name in the "signature" box, an authorized representative of the business entity must sign in the "By" box and print his/her name and title/authority in the "Print Name" box.

MORGAN NOBLE

Signature

By (if applicable)

Print Name

Signature

By (if applicable)

Print Name

Signature

By (if applicable)

Print Name